
02036355


SEC MAIL PROCESSING
RECEIVED
JUN 27 2002
WASH, D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the period ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the transition period from ____________ to ______________

Commission File Number 1-6523

Full title of the plan:

Bank of America 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation
Bank of America Corporate Center
Charlotte, NC 28255

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank of America Corporation Corporate Benefits Committee has duly caused this annual report to be signed on behalf of The Bank of America 401(k) Plan by the undersigned hereunto duly authorized.

The Bank of America 401(k) Plan

Date: 6/26/02

By: Kathy S. Dugan

Kathy S. Dugan
Vice President
Benefits Delivery
Bank of America Corporation


SEC MAIL PROCESSING
RECEIVED
JUN 27 2002
WASH. D.C. 155 SECTION

THE BANK OF AMERICA 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

WITH INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001 AND 2000

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

The Bank of America 401(k) Plan
Index to Financial Statements and Schedules
December 31, 2001 and 2000



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT AND CONSENT OF INDEPENDENT AUDITORS

Plan Participants and
Plan Administrator
Bank of America 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the **Bank of America 401(k) Plan** (the Plan), as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In addition, we consent to the incorporation by reference in Registration Statement number 2-80406 on Form S-8 of Bank of America Corporation filed with the Securities and Exchange Commission of our report on the financial statements and schedule included in the Annual Report on Form 11-K of the Plan for the year ended December 31, 2001.

Morris, Davis & Chan

May 7, 2002

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

Offices in San Francisco, California and Charlotte, North Carolina

The Bank of America 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets		
Investments, at fair value (Notes 1 and 5)		
Bank of America Corporation ESOP Convertible		
Preferred Stock, Series C allocated to participants (Note 11)	$ 159,327,019	$ 129,789,965
Bank of America Corporation common stock		
Allocated to participants	2,862,260,393	2,110,763,478
Common and preferred stock	6,275,572	7,871,292
Investment contracts	800,929,942	715,253,979
Mutual funds	6,570,817	7,745,386
Nations Fund investments (Note 9)		
Money market	94,547,127	69,014,309
Fixed income	123,769,837	50,000,318
Equity	1,725,064,671	1,939,126,487
Corporate debt and asset-backed securities	903,040	612,945
Mortgage-backed securities	560,389	1,157,131
U.S. government and government agency obligations	3,573,119	4,787,681
Other investments	41,996,246	75,222,969
Total investments (cost $3,924,782,515 and $3,598,905,656 respectively)	5,825,778,172	5,111,345,940
Cash	15,099	-
Accrued dividends and interest receivable	259,642	2,873,184
Employer contribution receivable	17,323,604	47,378,916
Employee contribution receivable	12,006,564	11,187,518
Other receivable	5,216,980	4,173,903
Receivable from The NationsBanc Montgomery Securities 401(k) Deferred Compensation Plan	-	50,571,306
Due from broker for securities sold	-	270,423
Total assets	5,860,600,061	5,227,801,190
Liabilities		
Cash overdraft	-	94,162
Due to broker for securities purchased	10,179,676	6,481,254
Other payable	-	32,331,105
Total liabilities	10,179,676	38,906,521
Net assets available for benefits	$ 5,850,420,385	$ 5,188,894,669

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2001 and 2000

	2001	2000
Investment income		
Interest	$ 50,694,055	$ 29,829,955
Dividends		
Bank of America Corporation common stock	103,476,806	72,811,263
Bank of America Corporation ESOP Convertible Preferred Stock, Series C (Note 11)	5,384,125	5,813,709
Other common and preferred stock	138,156	139,702
Investment income from Nations Fund investments	53,393,391	87,527,857
Other	2,036,593	2,105,860
Net change in unrealized appreciation (depreciation) (Note 7)	388,582,780	(784,783,602)
Net realized gain on sale of investments	201,490,727	625,315,628
Total investment income	805,196,633	38,760,372
Contributions (Note 1)		
Employee	340,180,326	234,889,170
Employer	200,204,446	54,021,814
Total contributions	540,384,772	288,910,984
Total additions	1,345,581,405	327,671,356
Benefits paid to plan participants	658,057,694	524,089,919
Interest expense	525,381	3,154,291
Trustee and administrative fees (Note 2)	8,724,126	7,229,516
Total deductions	667,307,201	534,473,726
Transfer of net assets (to) from other plans (Notes 3 and 4)		
Transfer from the BankAmerica 401(k) Investment Plan	-	4,592,312,830
Transfer from The NationsBanc Montgomery Securities 401(k) Deferred Compensation Plan	225,899	50,571,306
Transfer of net assets to The Bank of America Pension Plan (Note 4)	(16,974,387)	(1,334,754,039)
Total transfers of net assets (to) from other plans	(16,748,488)	3,308,130,097
Net assets available for benefits		
Beginning of year	5,188,894,669	2,087,566,942
End of year	$ 5,850,420,385	$ 5,188,894,669

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan), is provided for general information purposes only. Participants should refer to the Associate Handbook for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

General
The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. Prior to July 1, 2000, full and part-time employees were eligible to participate in the Plan beginning on the first day of the month subsequent to completion of one year of service. Beginning July 1, 2000, all employees are eligible to make pre-tax contributions the first day of the month after completing one full month of service, and are eligible to receive company matching contributions after completing 12 months of service. The Plan is subject to the provisions of ERISA.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

All assets of the Plan are held in the trusts formed as part of the Plan. The assets of the Plan are held and invested in either the Principal Trust or the Leveraged Trust. The company matching contributions common and preferred stock accounts, and certain shares of the Corporation's common stock which are not yet allocated to participant accounts, are held in the Leveraged Trust, formerly known as the ESOP Trust. The Principal Trust, formerly known as the Investment Trust, holds all other assets of the Plan.

Investment Alternatives
The Plan provides participants with twelve investment alternatives: the Nations Value Fund, the Nations Bond Fund, the Nations LargeCap Index Fund, the Nations International Equity Fund, the Stable Capital Fund, the Bank of America Corporation Common Stock Fund, the Nations Marsico Focused Equities Fund, the Nations SmallCap Index Fund, the Nations MidCap Index Fund, the Nations LifeGoal Income and Growth Portfolio, the Nations LifeGoal Balanced Growth Portfolio, and the Nations LifeGoal Growth Portfolio.

1. **Description of the Plan** (Continued)

Investment Alternatives (Continued)
Participants may elect to modify existing investment allocations on a daily basis.

In addition, the Plan includes a Loan Fund and a Segregated Fund which are not available for additional participant investments. The Loan Fund consists of loans made to participants from acquired plans. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Company matching contributions in stock, or in cash which is used to purchase stock, are not available for allocation to alternative investments by participants until they reach age 55 and are fully vested. In accordance with the American Institute of Certified Public Accountants Statement of Position Number 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", information related to the net assets and changes in net assets for the non-participant directed shares of Bank of America Corporation common and preferred stock is presented in Notes 12 and 13.

Contributions
The Plan provides for participant contributions through salary reductions ranging from 1% to 15% of base pay, any overtime pay, and any commissions (50% of commissions earned prior to July 1, 2000), bonuses or other incentive pay designated by the Committee. In no event may individual contributions be greater than $10,500 for the years ended December 31, 2001 and 2000. Employees are permitted to change their contribution rate in multiples of 1% on a daily basis.

The Plan provides for an annual company matching contribution, which is based on the participant's pre-tax contributions of their plan-eligible compensation for the Plan year. A participant must be employed by Bank of America on the last business day of the year in order to receive a matching contribution, unless during the year the participant retires, dies, becomes disabled, or terminates employment due to certain divestitures or workforce reductions. Effective July 1, 2000, the Plan provides for a 100% company matching contribution for every $1 a participant contributes to the Plan, up to 5% of Plan-eligible compensation. The company matching contribution for the first six months of 2000 for the former participants of The NationsBank 401(k) Plan was equal to 75% of each participant's first 6% in contributions to the Plan. Company matching contributions are made in Bank of America Corporation common stock using the average month-end closing price for the year and adding in shares that would have been bought with dividends throughout the year. The Corporation makes periodic contributions based on its estimated annual contribution. Such contributions are subject to adjustment at December 31 of each year to give effect to forfeitures, which reduce the required company contribution.

1. Description of the Plan (Continued)

Contributions (Continued)
Cash contributions were made by the Corporation to pay principal and interest on an ESOP Loan (Note 11). These contributions resulted in the release of Bank of America Corporation common stock held under the ESOP, which served as collateral for the ESOP Loan. The principal and interest on the Note were repaid from Corporation contributions in cash and dividends on the ESOP common stock, and the released shares were allocated to participant accounts to satisfy a portion of the company matching contribution for 2000.

Employer contributions for financial reporting purposes include cash contributions for payments made on the ESOP Loan (for 2000), forfeitures and additional contributions made in the form of cash or Bank of America Corporation common stock. Pursuant to the Plan provisions, the total employer contribution calculated had a fair value of $214,886,967 and $140,435,146 for 2001 and 2000, respectively. After consideration of the release of unallocated shares, forfeitures, and dividends applied, the actual cash remitted by the Corporation was $200,204,446 and $54,021,814 for 2001 and 2000, respectively.

Participant Accounts
Each participant's account is credited with the allocation of their contribution semi-monthly and with an annual allocation of the Corporation's contributions. If a separation from service occurs, the participant's account is credited with an allocation of the Corporation's contribution as of the earlier of the date of distribution of the participant's account or the annual allocation date if the separation from service was due to retirement, death, disability, or certain divestitures or workforce reductions. Earnings for all funds are allocated to a participant's account on a daily basis, based on the participant's account balance in relation to the total fund balance. Beginning in 2001, the Plan was amended to permit participants to elect to receive their dividends on shares of the Corporation's common and preferred stock allocated to their accounts to be paid to them in cash.

Vesting of Benefits
Each participant is 100% vested in the participant's contributions to the Plan. Generally, participants become vested in the matching contributions from the Corporation as follows:

Months of Service	Percent Vested
Less than 12	0%
12-23	20%
24-35	40%
36-47	60%
48-59	80%
60 or more	100%

1. Description of the Plan (Continued)

Vesting of Benefits (Continued)
Additionally, a participant becomes 100% vested in the matching contributions from the Corporation, regardless of the years of service, if during employment the participant reaches age 65, dies, or becomes disabled under the Long-Term Disability provisions of the Corporation's Group Benefits Program, or terminates employment due to certain divestitures or workforce reductions.

Payment of Benefits
While still in service, participants in the Plan may generally withdraw previous employee and employer vested contributions as follows:

(1) In the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code as determined by the Committee.

(2) When fully vested and having attained age 59½.

(3) After five years of service in the case of company matching contributions.

Certain other in-service distributions are permitted as provided for by plan provisions of predecessor plans merged with the Plan.

Following a participant's death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant's benefit are payable in cash unless the participant requests to receive all or a portion of his/her account balance in shares of Bank of America Corporation common stock.

Loans to Participants
The current Plan does not permit new loans to participants.

2. Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Plan Sponsor and Participating Employers
The Corporation is the Plan sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation's principal subsidiaries.

Accounting Methods
The financial statements are prepared on the accrual basis of accounting.

2. Summary of Significant Accounting Policies (Continued)

Valuation of Investments
Collective investment funds are valued at the net asset value of the fund units owned.

The Plan's investment in Bank of America Corporation ESOP Convertible Preferred Stock, Series C (ESOP Preferred Stock) is valued in good faith by the Principal Trustee on the basis of an independent valuation by Duff & Phelps Financial Consulting Co.

Mortgage notes receivable, certificates of deposit, annuity contracts and cash equivalents are valued at face value which approximates fair value as determined in good faith by Bank of America, N.A. (formerly NationsBank, N.A.) the Principal Trustee, a wholly-owned indirect subsidiary of the Corporation.

Participant loans are valued at cost, which approximates market as determined in good faith by the Principal Trustee.

Investment contracts are stated at contract value (principal plus accrued interest). The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit related requests for payment. The average yield and crediting interest rates on such investments were approximately 6.14 and 6.74% for 2001 and 2000, respectively.

All other investments are carried at market value, which is based primarily on quoted market values. The fair market values of investments that do not have readily ascertainable market values have been estimated by the Principal Trustee.

Investment Transactions
Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Cost is determined on the average cost basis, except for Bank of America Corporation common stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (Continued)

Plan Trustees

Bank of America N.A. is the trustee of the Principal Trust (Principal Trustee) under the Plan. State Street Bank & Trust Company is the trustee of the Leveraged Trust (Leveraged Trustee) where the Plan's investment in Bank of America Corporation ESOP Preferred Stock, Series C, is maintained.

Plan Expenses

Leveraged Trustee fees, Principal Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, record-keeping and benefit payment services are paid by the Plan. These expenses are allocated pro-rata to the Plan's investment funds.

Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides a number of investment alternatives to participants including certain portfolios of the Nations Fund mutual fund family, which is sub-advised by Banc of America Capital Management (BACAP), Marsico Capital Management, LLC (MCM), Gartmore Global Partners (GGP) and certain unaffiliated investment advisors. BACAP, MCM and GGP are affiliates of the Corporation. Certus Asset Advisors Corporation is the investment manager of the Stable Capital Fund.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Plan Mergers

On June 30, 2000, the BankAmerica 401(k) Investment Plan was merged with and into the Plan. Net Assets having a market value of $4,592,312,830 were transferred into the Plan to effect the merger.

On December 31, 2000, a Plan Merger Agreement was entered into between the Corporation and Banc of America Securities LLC, as Plan Sponsor of the NationsBanc Montgomery Securities 401(k) Deferred Compensation Plan (the Montgomery Plan), to merge the Montgomery Plan into the Plan. As of December 31, 2000, the accompanying financial statements include a receivable from the Montgomery Plan in the amount of $50,571,306 as a result of the merger. Additional assets with a market value of $225,899 were transferred into the Plan as a result of this merger during 2001.

4. Transfer of Assets

The Corporation also sponsors a defined benefit pension plan, The Bank of America Pension Plan (the Pension Plan). The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees.

Participants with balances from the former BankAmerica 401(k) Investment Plan had the opportunity to elect to transfer certain balances effective August 4, 2000, excluding Tax Reduction Act Stock Ownership Plan (TRASOP) balances and after-tax contributions, to a Transferred Savings Plan Account within the Pension Plan. Balances transferred under such provisions were $1,334,754,039 in 2000. An additional residual amount of $895,744 was transferred in 2001.

Participants with balances from the former Montgomery Plan had the opportunity to elect to transfer their balances effective February 28, 2001, to a Transferred Savings Plan Account within the Pension Plan. Balances transferred under such provisions were $16,078,643 in 2001.

5. Concentrations of Investment Risk

Included in Schedule I, Assets Held for Investment Purposes, is a complete listing of the Plan's investments at December 31, 2001. Investments at December 31, 2001 and 2000 that represent five percent or more of the Plan's net assets available for benefits include the following:

	2001	2000
Bank of America Corporation common stock	$2,862,260,393	$2,110,763,478
Nations LargeCap Index Fund	838,354,081	1,046,529,199

6. Federal Income Tax Status

On March 5, 1998, the Plan Sponsor was informed by a letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). Subsequently, and as discussed in Notes 2 and 3, Plan Mergers and Transfer of Assets, respectively, the Plan has been amended and restated. The Plan Sponsor has requested an updated determination letter.

The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The Plan Administrator is not aware of any actions or events that have occurred that might disqualify the Plan from qualification under the IRC; thus, no provision for income taxes has been reflected in the accompanying financial statements.

6. Federal Income Tax Status (Continued)

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee's account is distributed.

7. Net Appreciation (Depreciation) in Fair Value of Investments

The Plan's investments, by investment category, appreciated (depreciated) in value for the years ended December 31, as follows:

	2001	2000
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	$ 37,080,803	$ (16,598,940)
Bank of America Corporation common stock	640,687,401	(169,779,574)
Common and preferred stock	(1,126,727)	(2,546,026)
Mutual funds	(617,691)	(1,256,085)
Nations Fund Investments:		
Fixed Income	843,954	1,766,690
Equity	(288,338,338)	(596,525,169)
Corporate debt and asset-backed securities	(46,709)	(5,144)
Mortgage-backed securities	6,224	33,765
U.S. government and government agency obligations	49,601	113,014
Other investments	44,262	13,867
	$388,582,780	$(784,783,602)

8. Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

9. Related Party Transactions

The Plan holds investments in various portfolios of Nations Funds, collectively, the Nations Fund Family, for which BACAP, MCM and GGP, pursuant to sub-advisory agreements with Banc of America Advisors, Inc. (formerly NationsBanc Advisors, Inc.), act as advisors. Through June 1, 1999, BACAP was the advisor of the Bank of America Stable Capital Fund and real estate collective investment fund. Separate investment management fees are not charged to the Plan by the Corporation, rather the portfolios of the Nations Fund family bear investment advisory fees charged by the advisors. Effective June 1, 1999, a new contract was entered into with a third-party investment advisor for the Stable Capital Fund. Subsidiaries of the Corporation act as the trustee and sponsor for such funds.

Investment units and shares of Nations Funds are purchased at net asset value. The investments held at December 31, 2001 and 2000 were as follows:

	2001	2000
Nations Fund - Money Market		
Nations Cash Reserves, Capital Class	$ 84,881,286	$ 59,636,010
Nations Prime Portfolio	9,665,841	9,378,299
	94,547,127	69,014,309
Nations Fund - Fixed Income		
Nations Government Securities Fund	303,673	301,695
Nations Bond Fund	122,703,430	48,966,600
Nations Short-Term Income Fund	656,304	637,137
Nations Short-Intermediate Government Fund	97,206	94,886
Nations Strategic Income Fund	9,224	-
	123,769,837	50,000,318
Nations Fund - Equity		
Nations MidCap Index Fund	228,883,964	233,793,056
Nations MidCap Growth Fund	15,419	19,254
Nations Aggressive Growth Fund	13,203	18,812
Nations International Equity Fund	89,262,251	118,039,349
Nations LargeCap Index Fund	838,354,081	1,046,529,199
Nations Equity Income Fund	48,030	56,482
Nations SmallCap Index Fund	81,358,309	41,941,983
Nations Value Fund	109,703,537	104,633,969
Nations Marsico Focused Equities Fund	107,854,308	111,419,330
Nations Emerging Market Fund	13,437	13,982
LifeGoal Balanced Growth Portfolio	180,057,894	199,133,034
LifeGoal Growth Portfolio	66,519,419	74,469,183
LifeGoal Income and Growth Portfolio	22,980,819	9,058,854
	1,725,064,671	1,939,126,487
Total Nations Fund Family	$1,943,381,635	$2,058,141,114

9. Related Party Transactions (Continued)

At December 31, 2001 and 2000, the Plan held investments in the Corporation's common stock valued at $2,862,260,393 and $2,110,763,478, respectively. In addition, the Plan held an investment in the ESOP Preferred Stock of $159,327,019 and $129,789,965 at December 31, 2001 and 2000, respectively.

For the years ended December 31, 2001 and 2000, the Plan paid direct expenses to the Investment Trustee totaling $244,084 and $194,194, respectively.

10. Reconciliation to Form 5500

The calculation of unrealized appreciation/(depreciation) and realized gains/(losses) differs for financial reporting purposes and the reporting under ERISA. ERISA requires that realized and unrealized gains and losses be determined using the revalued cost method. The revalued cost method requires that the cost basis of all investments be adjusted to their fair value at the beginning of the Plan year. The revalued cost method results in the same aggregate realized and unrealized gain or loss as that determined under GAAP, but results in a different amount for each of the realized and unrealized components. Under ERISA guidelines, unrealized appreciation/(depreciation) and realized gains/(losses) for the year ended December 31, 2001 were $350,496,806 and $239,576,701, respectively, and were $(451,762,647) and $292,294,673, respectively, for the year ended December 31, 2000.

Benefit obligations payable to participants at December 31, 2001 and 2000 are reflected as Plan liabilities in the Form 5500 but are not included as Plan liabilities in the statement of net assets available for benefits.

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	2001	2000
Net assets available for benefits per the financial statements	$5,850,420,385	$5,188,894,669
Benefit obligations payable	(1,982,824)	(2,683,634)
Net assets available for benefits per Form 5500	$5,848,437,561	$5,186,211,035

10. Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to Plan participants according to the financial statements to Form 5500:

	2001	2000
Benefits paid to plan participants per the financial statements	$ 658,057,694	$ 524,089,919
Add: Benefit obligations payable at end of year	1,982,824	2,683,634
Less: Benefit obligations payable at beginning of year	(2,683,634)	(421,751)
Benefits paid to plan participants (includes deemed distributions of participant loans) per Form 5500	$ 657,356,884	$ 526,351,802

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

11. Notes Payable

The Plan's investment in the former Barnett Employee Savings and Thrift Plan (the BEST Plan) ESOP common stock, was financed by a note payable to the Corporation. To finance the purchase of ESOP common stock, the ESOP Trustee, acting on behalf of the Plan, entered into a twenty-five year note agreement totaling $175,000,000 (the Note), with the BEST Plan sponsor. The Corporation was required to make principal and monthly interest payments through September 2015, with prepayments of principal permitted. As a result of principal prepayments made since inception of the Note, final payment on the Note is reflected in the accompanying financial statements as of December 31, 2000. The principal and interest on the Note were repaid from Corporation contributions in cash and dividends on the ESOP common stock. As principal and interest payments were made on the Note, shares of common stock which were pledged as collateral for the ESOP note are released and later allocated to participants' accounts as part of the annual employer matching contribution. As of December 31, 2000, all ESOP common stock had been released for allocation to participant's accounts.

12. Statements of Net Assets Available for Benefits - Non-participant Directed

	2001	2000
Investments, at fair value		
Bank of America Corporation ESOP Convertible		
Preferred Stock, Series C		
Allocated to participants	$ 159,327,019	$ 129,789,965
Bank of America Corporation common stock		
Allocated to participants	1,261,966,935	841,217,842
Nations Fund investments		
Money market	11,713,007	14,482,667
Total investments	1,433,006,961	985,490,474
Cash	15,099	-
Accrued dividends and interest receivable	13,950	61,208
Employer contribution receivable	17,323,604	47,378,916
Due from broker for securities sold	-	61,850
Total assets	1,450,359,614	1,032,992,448
Liabilities		
Due to broker for securities purchased	1,792,456	-
Payable to Plan sponsor	-	32,331,105
Total liabilities	1,792,456	32,331,105
Net assets available for benefits	$ 1,448,567,158	$ 1,000,661,343

13. Statements of Changes in Net Assets Available for Benefits - Non-participant Directed

	2001	2000
Investment income		
Dividends		
Bank of America Corporation common stock	$ 43,222,099	$ 30,534,047
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	5,384,125	5,813,709
Investment income from Nations Fund investments	327,217	580,731
Net realized and unrealized investment gain (loss)	373,930,079	(34,527,198)
Total investment income	422,863,520	2,401,289
Employer contributions	198,220,971	54,001,113
Total additions	621,084,491	56,402,402
Benefits paid to plan participants	161,489,738	82,598,790
Interest expense	525,381	3,152,280
Trustee and administrative fees	1,146,304	1,406,860
Total deductions	163,161,423	87,157,930
Transfers between funds	(9,604,969)	(776,303)
Transfers of net assets to the Bank of America Cash Balance Plan	(638,183)	(33,318)
Transfer from The NationsBanc Montgomery Securities 401(k) Deferred Compensation Plan	225,899	-
Total transfers	(10,017,253)	(809,621)
Net assets available for benefits		
Beginning of year	1,000,661,343	1,032,226,492
End of year	$ 1,448,567,158	$ 1,000,661,343

14. Litigation

The BEST Plan, a predecessor plan, is the subject of certain litigation involving change of control provisions contained in the predecessor plan document. These actions seek relief, which would require the Plan Sponsor to make additional contributions to the Plan on behalf of the predecessor plan participants. While the outcome of these actions cannot be predicted, management believes there are substantial defenses to the claims asserted.

The Bank of America 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

	Description of Asset	Number or Par Value of Shares	Cost	Market
	Common and Preferred Stock			
*	Bank of America ESOP Convertible Preferred Stock, Series C	1,506,553	$ 64,028,503	$ 159,327,019
	Total Bank of America Corporation ESOP Convertible Preferred Stock, Series C		64,028,503	159,327,019
*	Bank of America Corporation Common Stock	45,468,791	1,302,046,444	2,862,260,393
	Total Bank of America Corporation Common Stock		1,302,046,444	2,862,260,393
	Aastrom Biosciences Inc	1,000	2,686	980
	Abbott Labs	800	12,214	44,600
	Agilent Technologies Inc	38	933	1,083
	Agrium Inc	800	20,000	16,992
	Allied Waste Inds Inc	200	2,398	2,812
	Amerco	400	10,000	9,780
	American Elec Pwr Inc	400	16,904	17,412
	American Home Prods Corp	1,600	24,809	98,176
	American Intl Group Inc	1,158	74,800	91,945
	American Intl Petroleum Corp	10,000	6,875	1,090
	American Re Capital	800	20,000	20,200
	American Tower Corp	200	5,466	1,894
	Amgen Inc	400	12,353	22,576
	AOL Time Warner Inc	2,000	170,975	64,200
	AT&T	300	5,850	5,442
	AT&T Wireless Svcs Inc	96	1,673	1,380
	Avaya Inc	216	2,338	2,624
	Avigen Inc	200	3,725	2,302
	Bank One Corp	352	9,232	13,746
	Ben Franklin Retail Stores Inc	14	54	-
	Bombardier Inc	8,000	39,120	82,870
	BP P L C	4,102	86,209	190,784
	Brush Engineered Matls Inc	100	2,493	1,424
	Burlington Res Inc	200	6,373	7,508
	Carlisle Cos Inc	200	8,929	7,396
	Caterpillar Inc	1,000	34,925	52,250
	ChevronTexaco Corp	847	61,097	75,900
	Choicepoint Inc	30	263	1,520
	Ciber Inc	400	8,389	3,780
	Cincinnati Gas & Elec Co	400	10,000	10,160
	Cisco Sys Inc	2,200	94,671	39,842
	Citigroup Inc	6,466	128,852	326,403
	Citizens Communications Co	692	7,706	7,377
	CMS Energy Corp	700	23,405	21,105
	Coca Cola Co	200	10,598	9,430
	Coho Energy Inc	575	31,580	21
	Compaq Computer Corp	700	19,043	6,832
	Conseco Fin Trust V	800	20,000	8,200
	Corning Inc	750	22,981	6,690
	Corporate Backed Tr CTFS Series Pfd 8.75%	800	20,000	19,200
	Corporate Backed Tr CTFS Series Pfd 7.87%	800	17,702	19,464
	Corts Tr	400	10,000	9,400
	Costco Whsl Corp	4,000	129,750	177,520
	Covad Communications Group Inc	1,500	77,219	4,290
	Crescent Real Estate Equities	6,000	92,519	116,100

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

Description of Asset	Number or Par Value of Shares	Cost	Market
CTS Corp	100	$ 1,554	$ 1,590
Dell Computer Corp	2,000	79,530	54,360
Delphi Automotive Sys Corp	200	2,637	2,732
Diamond Offshore Drilling Inc	300	8,753	9,120
Disney Walt Co	500	9,275	10,360
Dominion Res Inc Va	400	14,762	24,040
Duke Energy Corp	600	20,379	23,556
Electronic Data Sys	200	690	13,710
Emerge Interactive Inc	10	150	13
Energy East Cap Trust I	400	10,000	10,096
Energy Gulf Sts Cap I	400	10,000	9,980
Ericsson L M Tel Co	16,975	76,065	88,610
Evolve One Inc	5,000	2,950	45
Exxon Mobil Corp	3,600	64,456	141,480
FDN Inc	2,500	5,078	2
Firstenergy Corp	2,000	38,100	69,960
First Industrial Realty Trust Pfd B	400	10,000	10,004
First Industrial Realty Trust Pfd D	400	10,000	9,324
Flextronics	1,600	21,640	38,384
Ford Mtr Co	700	10,261	11,004
Forest Oil Corp	1,000	31,530	28,210
FPL Group Inc	1,200	39,008	67,680
Gandalf Technologies Inc	300	2,250	9
Gap Inc	7,050	42,144	98,277
General Elec Co	3,800	119,232	152,304
Gillette Co	100	3,849	3,340
Glaxosmithkline	500	12,344	24,910
Global Crossing Ltd	1,400	32,890	1,176
Goodrich B F Co	600	13,221	15,972
Great Atlantic & Pac Tea Inc	800	20,000	19,480
Great Plains Energy Inc	800	20,554	20,160
GTSI Corp	500	3,093	4,735
Harken Energy Corp	1,000	23,875	1,230
Hewlett-Packard Co	200	3,319	4,108
High Speed Access Corp	1,000	3,530	560
Home Depot Inc	200	10,148	10,202
Immunex Corp	500	6,215	13,855
Intel Corp	1,200	26,300	37,740
International Business Machines	1,200	37,259	145,152
JDS Uniphase Corp	200	12,481	1,736
Johnson & Johnson	2,362	123,028	137,467
JP Morgan Chase & Co	1,950	55,040	70,883
Juniper Networks Inc.	200	27,125	3,790
Keyspan Corp	1,210	37,508	41,927
Leap Wireless Intl Inc	250	1,500	5,243
Lehman Bros Hldgs Inc	400	10,000	9,988
Level 3 Communications Inc	200	12,425	1,000
Liberty Media Corp	800	11,872	11,200
Lowes Cos Inc	500	11,263	23,205
Lucent Technologies Inc	1,056	43,824	6,653
Mepc Intl	400	10,524	9,200
Merck & Co Inc	1,800	79,228	105,840
Metricom Inc	200	3,500	13
Microsoft Corp	4,040	279,537	267,650
Mirant Corp	79	1,850	1,266

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

Description of Asset	Number or Par Value of Shares	Cost	Market
Motorola Inc	3,570	$ 139,290	$ 53,621
National Semiconductor Corp	2,000	66,225	61,580
Newscorp Overseas Ltd	400	9,928	9,620
Nextera Enterprises Inc	200	1,400	70
Nokia Corp	1,800	40,919	44,154
Nortel Networks Corp	400	18,483	2,984
Northeast Utilities	2,000	54,640	35,260
Northwest Airls Inc	500	10,228	11,550
Novell Inc	200	4,963	918
Oracle Corp	3,800	90,645	52,478
Pac-West Telecom Inc	100	1,866	55
Parametric Technology Corp	300	6,675	2,343
Park Electrochemical Corp	300	2,660	7,920
Paxson Communications Corp	200	1,985	2,090
Penney J C Inc	500	4,588	13,450
Pepsico Inc	250	9,638	12,173
Pfizer Inc	6,900	53,208	274,965
Phelps Dodge Corp	200	12,291	6,480
Pillowtex Corp	3,000	17,963	204
Pioneer Nat Res Co	42	1,338	809
Placer Dome Inc	400	9,974	9,592
Polycom Inc	23	708	784
Power-One Inc	200	8,406	2,082
Puget Sound Energy Cap	400	10,000	10,100
Qualcomm Inc	400	26,467	20,200
Realty Income Corp	1,179	29,995	30,866
Red Hat Inc	200	9,462	1,420
Rhone-Poulenc Overseas Ltd	800	20,128	20,480
Rowan Cos Inc	200	5,373	3,874
Royal Dutch Petroleum Co	2,200	52,065	107,844
Safeguard Scientifics Inc	200	11,698	700
SBC Communications Inc	2,000	11,963	78,340
Scana Corp	631	12,800	17,561
Schering Plough Corp	800	11,260	28,648
Scientific Atlanta Inc	3,800	103,645	90,972
Shurgard Storage Ctrs Inc	400	10,000	10,232
Siebel Sys Inc	100	6,697	2,798
Smart & Final Inc	300	2,996	3,132
Southern Co	1,200	23,220	30,420
Southern Union Financing	400	10,000	10,080
Southwest Airls Co	5,912	72,188	109,254
Startek Inc	200	3,860	3,790
Sun Microsystems Inc	800	3,744	9,840
Taiwan Semiconductor Mfg Ltd	4,792	92,548	82,279
TDS Capital I	400	10,000	10,024
TDS Capital II	400	10,102	9,920
Terayon Communication Sys	1,000	24,166	8,271
Terex Corp	200	2,448	3,508
Tesoro Pete Corp	200	2,670	2,622
Texas Instruments Inc	20,000	489,587	560,000
Textron	400	9,750	9,900
Transocean Sedco Forex Inc	19	478	643
TXU Corp	6,700	214,250	315,905
Tyco International Ltd	400	7,304	23,560
U S G Corp	2,000	45,640	11,440

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

Description of Asset	Number or Par Value of Shares	Cost	Market
UICI	200	$ 2,905	$ 2,700
Ultramar Diamond Shamrock Corp	18	398	891
USX Capital Trust I	100	5,180	4,996
Utilicorp Utd Inc	750	13,402	18,878
Verizon Communications	700	35,386	33,222
Visteon Corp	200	2,851	3,008
Wal Mart De Mexico	422	9,307	11,507
Wal Mart Stores Inc	5,100	95,162	293,505
Washington Mut Inc	1,000	42,070	32,700
Waste Mgmt Inc	200	4,423	6,382
Williams Communications Group	657	1,357	1,544
Williams Cos Inc	800	15,211	20,416
Worldcom Inc Ga - Wordcom Group	2,500	109,921	35,200
Worldcom Inc Ga - New MCI Group Com	100	4,449	1,270
Xcel Energy Inc	1,872	39,884	51,929
Xerox Corp	2,000	13,950	20,840
Yahoo Inc	200	37,150	3,548
Total Common and Preferred Stock		5,282,386	6,275,572
Investment Contracts			
Allstate	15,413,089	15,413,089	15,413,089
CDC	109,263,833	109,263,833	109,263,833
GE Life & Annuity	52,081,044	52,081,044	52,081,044
Jackson National Life	10,039,605	10,039,605	10,039,605
John Hancock	24,407,111	24,407,111	24,407,111
Monumental Life	10,028,531	10,028,531	10,028,531
National Westminster Bank	3,315,189	3,315,189	3,315,189
Nationwide Group Annuity	10,004,279	10,004,279	10,004,279
Ohio National Life	20,799,112	20,799,112	20,799,112
Rabobank	91,389,546	91,389,547	91,389,547
Safeco Life Ins	3,460,550	3,460,551	3,460,551
Security Life of Denver	10,079,221	10,079,221	10,079,221
The Hartford Life Insurance Co	38,649,750	38,649,750	38,649,750
Transamerica	225,949,805	225,949,805	225,949,805
Travelers Ins. Co	10,618,942	10,618,942	10,618,942
UBS AG	46,085,093	46,085,093	46,085,093
Westdeutsche Landesbank	119,345,240	119,345,240	119,345,240
Total Investment Contracts		800,929,942	800,929,942
Mutual Funds			
Aberdeen Asia - Pacific Income Fund	8,500	50,688	32,640
Aberdeen Commonwealth Income Fund	4,600	50,609	39,698
Aim Funds Group	1,092	16,300	11,255
Alliance Bond Fund	39,896	319,252	286,450
Alliance Growth Fund	209	5,923	4,546
American 20th Century Select Fund	5,812	222,049	215,060
American 20th Century Select Ultra Fund	1,528	60,787	42,240
American High Income Tr	1,695	25,656	20,051
Ark Funds Small Cap Portfolio	1,789	27,948	29,980
Ark Funds Emergin Markets Equity	548	9,803	4,304
Asa Ltd	200	10,660	4,000

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

Description of Asset	Number or Par Value of Shares	Cost	Market
Baron Asset Fund	263	$ 12,001	$ 11,699
Blackrock Income Tr	2,500	16,688	18,425
Calamos Investment Tr	918	34,200	33,854
Capital World Growth & Income	977	27,733	23,927
Credit Suisse Income Fund	6,000	38,674	29,880
Dresdner Rcm Global Technology	8,451	503,630	258,107
Equity Income Fund	9,659	9,447	13,716
Fidelity Advisor Mid Cap Fund	854	12,230	16,469
Fidelity Advisor Series I	2,776	33,534	32,451
Fidelity Cap Tr	2,048	45,003	45,268
Fidelity Capital Appreciation Fund	1,160	20,704	23,833
Fidelity Charles Str Tr	9,016	143,113	139,744
Fidelity Finl Tr Equity Income II Fund	2,072	46,349	43,579
Fidelity Finl Tr Independence Fund	2,322	58,544	36,616
Fidelity Growth Co Fund	631	53,874	33,589
Fidelity Income Fund	14,362	149,899	155,971
Fidelity Investment Tr	1,846	32,795	35,219
Fidelity Magellan Fund	384	50,000	39,992
Fidelity Mt Vernon Str Tr	1,004	55,365	19,101
Fidelity Small Cap Selector Fund	1,463	23,094	24,575
First Trust	4,250	37,000	34,000
Fundamental Investment Inc	850	26,827	23,346
Germany Fund	882	11,044	6,218
Growth Fund America	967	27,673	22,930
High Income Opportunity Fund	1,520	19,000	11,248
Income Fund America	5,231	74,763	82,760
Janus Enterprise Fund	3,786	300,000	121,166
Janus Fund	1,796	68,108	44,187
Latin Amer Equity Fund	200	2,948	2,430
Liberty Colonial Intermediate	4,745	33,484	31,222
Merrill Lynch Corporate Bond	33,913	256,603	161,424
Mevc Draper Fisher Jurvetson Fund I	200	2,560	1,996
MFS Charter Income Tr	1,755	19,976	14,566
Midas Fund	1,736	5,000	1,649
Morgan Grenfell Investment Tr	9,714	304,312	203,804
Nasdaq 100 Tr Unit Ser I	200	21,255	7,782
New Economy Fund	874	24,761	15,995
Nicholas Fund	4,818	256,279	262,448
Pilgrim Hi Yld	10,927	65,217	37,806
Professionally Managed	2,980	35,134	36,829
Putnam Amern Govt Income Fund Cl B	4,060	32,848	35,365
Rcm Equity Funds	2,876	100,120	78,806
San Juan Basin Rty Tr	1,000	12,725	9,590
Scudder Global High Income Fund	10,000	55,875	55,700
Scudder High Yield Ser	3,201	25,000	17,061
Scudder Income Tr	1,968	31,423	29,614
Scudder Short Term Bond Fund	4,951	59,406	52,724
Scudder U.S. Govt Secs Fund	2,344	22,114	20,161
Sector SPDR Tr	1,000	20,550	24,000
Seligman Communications	182	4,586	4,132
Seligman Growth Fund	5,201	42,895	19,036
SPDR Tr Unit Ser I	800	84,040	91,440
Templeton Developing Markets Fund	1,829	25,144	17,793
Templeton Global Income Fund	2,500	16,688	15,925
Van Kampen Merritt U S Govt Fund	6,798	99,838	97,614

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

Description of Asset	Number or Par Value of Shares	Cost	Market
Van Kampen Municipal Trust	200	$ 2,798	$ 2,684
Vanguard / Wellesley Income	1,084	21,899	21,577
Vanguard Long-Term Corporate Portfolio	2,596	22,680	22,535
Vanguard GNMA Portfolio	84,243	845,900	874,443
Vanguard Short-Term Portfolio	3,774	41,186	40,833
Vanguard US Treas Bd Portfolio	5,934	65,974	63,850
Vanguard Long-Term Treas Fund Admiral	8,283	92,211	89,120
Vanguard Inter-Term U S Treas Portfolio	14,734	161,053	162,513
Vanguard Inter-Term Treas Fund Admiral	5,430	60,113	59,894
Vanguard Index Tr	1,036	70,106	109,690
Vanguard Index Tr-Growth Pt	604	20,777	15,947
Vanguard Specialized Portfolios	750	18,681	18,967
Vanguard Utilities Income	607	7,360	7,208
Vanguard Wellington Fund	30,565	669,812	833,197
Vanguard Windsor Fund	5,793	82,070	90,604
Vanguard Windsor II	19,320	352,149	494,394
Washington Mut Invs Fund	1,022	28,400	28,869
White Oak Growth Stock Fund	3,772	275,861	144,986
Zweig Total Return Fund	10,000	64,825	70,500
Total Mutual Funds		7,295,603	6,570,817
Nations Fund Investments - Money Market			
* Nations Cash Reserves, Capital Class	84,881,286	84,881,286	84,881,286
* Nations Prime Portfolio	9,665,841	9,665,841	9,665,841
Total Nations Fund Investments - Money Market		94,547,127	94,547,127
Nations Fund Investments - Fixed Income			
* Nations Bond Fund	12,520,758	122,350,772	122,703,430
* Nations Government Securities Fund	30,643	322,968	303,673
* Nations Short-Intermediate Government Fund	23,199	98,418	97,206
* Nations Short-Term Income Fund	66,093	660,190	656,304
* Nations Strategic Income Fund	950	10,393	9,224
Total Nations Fund Investments - Fixed Income		123,442,741	123,769,837
Nations Fund Investments - Equity			
* Nations Aggressive Growth Fund	1,378	25,000	13,203
* Nations Emerging Market Fund	1,475	15,000	13,437
* Nations Equity Income Fund	5,711	65,471	48,030
* Nations International Equity Fund	8,725,538	118,791,559	89,262,251
* Nations LargeCap Index Fund	37,917,417	527,073,620	838,354,081
* Nations Lifegoal Balanced Growth Portfolio	17,670,058	196,059,897	180,057,894
* Nations Lifegoal Growth Portfolio	6,439,440	80,411,314	66,519,419
* Nations Lifegoal Income & Growth Portfolio	2,224,667	23,391,274	22,980,819
* Nations Marsico Focused Equities Fund	7,114,400	137,783,856	107,854,308
* Nations MidCap Growth Fund	1,102	15,000	15,419
* Nations MidCap Index Fund	26,128,307	174,646,614	228,883,964
* Nations SmallCap Index Fund	5,553,468	76,910,718	81,358,309
* Nations Value Fund	9,623,117	145,085,301	109,703,537
Total Nations Fund Investments - Equity		1,480,274,624	1,725,064,671

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

	Description of Asset	Number or Par Value of Shares	Cost	Market
	Corporate Debt and Asset-Backed Securities			
	Alabama Power Co Dtd 11/01/93 7.30% Due 11/01/23	50,000	$ 51,438	$ 50,114
	Albertsons Inc. Dtd 06/03/98 6.62% Due 06/01/28	90,000	79,389	83,219
	CNA Finl Corp Dtd 11/15/93 7.25% Due 11/15/23	50,000	43,250	32,921
	Dana Corp Dtd 03/03/99 6.50% Due 03/01/09	90,000	77,240	76,287
	Du Pont E I De Nemours & Co Dtd 03/15/92 8.12% Due 03/15/04	100,000	99,800	109,621
	Federal National Mortgage Association Dtd 09/12/95 6.55% Due 09/12/05	50,000	49,820	53,610
	Federal National Mortgage Association Dtd 08/06/99 6.50% Due 08/15/04	50,000	50,107	53,485
	General Motors Acceptance Corp Dtd 05/01/96 7.12% Due 05/01/03	100,000	99,112	103,263
	Goodyear Tire & Rubr Co Dtd 03/16/98 7.00% Due 03/15/28	75,000	63,375	57,121
	K Mart Corp Dtd 01/01/92 8.25% Due 01/01/22	90,000	71,550	59,738
	Morgan Stanley Dean Witter & Co Dtd 12/15/93 6.38% Due 12/15/03	50,000	50,345	52,747
	Mountain Sts Tel & Teleg Co Dtd 08/1/67 6.00% Due 08/01/07	5,000	4,794	4,825
*	Nationsbank Corp Dtd 08/29/96 7.56% Due 09/15/11	10,000	9,782	10,043
	New York Tel Co Deb Dtd 08/17/93 7.00% Due 08/15/25	50,000	50,500	47,009
	Northwestern Bell Tel Co Dtd 01/01/68 6.25% Due 01/01/07	5,000	4,931	4,849
	Polaroid Corp Dtd 02/17/99 11.50% Due 02/15/06	50,000	52,063	4,000
	Remington Products Co LLC Dtd 05/23/96 11.00% Due 05/15/06	50,000	48,493	41,500
	Webb Del Corp Dtd 02/18/99 10.25% Due 02/15/10	50,000	49,500	53,625
	Weirton Stl Corp Dtd 07/03/96 11.38% Due 07/01/04	50,000	51,500	5,063
	Total Corporate Debt and Asset-Backed Securities		1,006,989	903,040
	Mortgage-Backed Securities			
	Federal Home Loan Mortgage Corp Dtd 06/01/93 7.00% Due 06/15/23	5,346	5,376	5,349
	Federal Home Loan Mortgage Corp Dtd 09/01/93 6.50% Due 08/15/22	25,000	25,250	25,635
	Federal Home Loan Mortgage Corp Dtd 07/01/01 7.00% Due 11/15/30	35,000	35,000	35,033
	Federal National Mortgage Association Dtd 02/01/94 6.75% Due 12/25/23	100,000	90,500	101,353
	GNMA Pool #000644 Dtd 10/01/86 9.50% Due 10/20/16	750	771	833
	GNMA Pool #017046 Dtd 05/01/77 8.50% Due 03/15/07	3,110	3,258	3,331
	GNMA Pool #030048 Dtd 03/01/79 9.00% Due 02/15/09	4,897	4,802	5,319
	GNMA Pool #411479 Dtd 11/01/95 7.50% Due 11/15/25	17,443	17,498	18,181
	GNMA Pool #033190 Dtd 09/01/79 9.50% Due 09/15/09	7,402	7,458	8,120
	GNMA Pool #559513 Dtd 04/01/01 6.50% Due 04/15/31	43,773	43,582	43,973
	GNMA Pool #105474 Dtd 11/01/83 12.50% Due 10/15/13	732	791	859
	GNMA Pool #124950 Dtd 05/01/85 9.00% Due 05/15/15	10,246	10,143	11,189
	GNMA Pool #130090 Dtd 09/01/85 11.00% Due 09/15/15	10,938	10,665	12,617
	GNMA Pool #131552 Dtd 08/01/85 11.50% Due 08/15/15	7,840	7,802	9,092
	GNMA Pool #135381 Dtd 08/01/85 11.50% Due 07/15/15	2,013	2,006	2,334
	GNMA Pool #136140 Dtd 11/01/85 10.50% Due 10/15/15	351	362	401
	GNMA Pool #141267 Dtd 11/01/85 11.00% Due 11/15/15	2,669	2,670	3,079
	GNMA Pool #141655 Dtd 11/01/85 10.50% Due 11/15/15	3,011	3,008	3,432
	GNMA Pool #141703 Dtd 10/01/85 11.50% Due 10/15/15	445	444	516
	GNMA Pool #142513 Dtd 11/01/85 11.00% Due 10/15/15	1,436	1,516	1,656
	GNMA Pool #144704 Dtd 12/01/85 11.00% Due 12/15/15	607	612	700
	GNMA Pool #148980 Dtd 02/01/86 10.00% Due 02/15/16	956	998	1,074
	GNMA Pool #158422 Dtd 05/01/86 9.50% Due 05/15/16	2,478	2,453	2,758
	GNMA Pool #158990 Dtd 07/01/86 9.00% Due 07/15/16	4,439	4,393	4,861
	GNMA Pool #165651 Dtd 07/01/86 9.00% Due 06/15/16	2,572	2,585	2,816
	GNMA Pool #166126 Dtd 07/01/86 9.50% Due 07/15/16	4,684	4,775	5,214
	GNMA Pool #172611 Dtd 11/01/86 9.50% Due 11/15/16	920	915	1,024
	GNMA Pool #174515 Dtd 08/01/87 9.50% Due 08/15/17	1,592	1,588	1,774
	GNMA Pool #180576 Dtd 03/01/87 8.00% Due 03/15/17	8,229	8,167	8,813

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

Description of Asset	Number or Par Value of Shares	Cost	Market
GNMA Pool #184163 Dtd 12/01/86 9.00% Due 11/15/16	526	$ 543	$ 576
GNMA Pool #184838 Dtd 06/01/87 8.00% Due 06/15/17	32,090	32,251	34,367
GNMA Pool #184945 Dtd 02/01/87 8.00% Due 02/15/17	2,063	2,043	2,210
GNMA Pool #194375 Dtd 03/01/87 9.00% Due 02/15/17	2,051	2,009	2,245
GNMA Pool #196690 Dtd 05/01/87 9.50% Due 05/15/17	398	394	443
GNMA Pool #197040 Dtd 03/01/87 8.00% Due 03/15/17	8,616	8,548	9,228
GNMA Pool #199443 Dtd 01/01/87 8.00% Due 01/15/17	13,279	13,014	14,221
GNMA Pool #208148 Dtd 05/01/87 7.50% Due 04/15/17	13,609	13,728	14,370
GNMA Pool #255053 Dtd 10/01/88 10.00% Due 10/15/18	12,327	12,112	13,882
GNMA Pool #258770 Dtd 08/01/88 10.00% Due 07/15/18	4,856	4,843	5,468
GNMA Pool #264424 Dtd 03/01/89 10.50% Due 03/15/19	2,015	2,014	2,307
GNMA Pool #266976 Dtd 12/01/88 10.00% Due 12/15/18	1,761	1,760	1,984
GNMA Pool #285201 Dtd 04/01/90 8.50% Due 03/15/20	4,721	4,695	5,110
GNMA Pool #288415 Dtd 04/01/90 9.50% Due 03/15/20	1,229	1,235	1,373
GNMA Pool #288621 Dtd 07/01/90 9.50% Due 07/15/20	3,671	3,672	4,100
GNMA Pool #320835 Dtd 04/01/92 7.50% Due 04/15/22	9,118	9,004	9,535
GNMA Pool #321186 Dtd 07/01/92 8.00% Due 07/15/22	34,796	36,013	37,005
GNMA Pool #322807 Dtd 02/01/92 8.00% Due 02/15/22	4,075	4,090	4,334
GNMA Pool #330133 Dtd 08/01/92 7.50% Due 08/15/22	26,770	27,071	27,993
GNMA Pool #334371 Dtd 11/01/92 7.00% Due 11/15/07	16,932	16,795	17,742
GNMA Pool #339862 Dtd 11/01/92 7.50% Due 11/15/22	7,309	7,483	7,643
GNMA Pool #341342 Dtd 12/01/92 8.00% Due 12/15/22	12,167	12,357	12,939
GNMA Pool #330133 Dtd 08/01/92 7.50% Due 08/15/22	6,237	6,213	6,522
GNMA Pool #342553 Dtd 03/01/93 7.50% Due 03/15/23	3,447	3,412	3,456
Total Mortgage-Backed Securities		524,687	560,389
US Government and Government Agency Obligations			
Federal Home Loan Mortgage Corp Dtd 03/03/98 5.60% Due 03/03/03	50,000	49,476	51,797
Federal Home Loan Mortgage Corp Dtd 02/06/98 5.65% Due 02/06/03	50,000	49,680	51,750
Federal Home Loan Mortgage Corp Dtd 03/17/98 6.19% Due 03/17/05	50,000	49,214	53,063
United States Treasury Bill Dtd 03/01/01 Due 02/28/02	200,000	194,147	199,446
United States Treasury Bill Dtd 07/12/01 Due 01/10/02	80,000	78,639	79,964
United States Treasury Bill Dtd 08/16/01 Due 02/14/02	20,000	19,670	19,958
United States Treasury Bill Dtd 10/11/01 Due 04/11/02	25,000	24,729	24,882
United States Treasury Bill Dtd 11/01/01 Due 05/02/02	100,000	99,141	99,427
United States Treasury Bill Dtd 11/29/01 Due 05/30/02	100,000	98,964	99,279
United States Treasury Bond Dtd 11/15/77 7.88% Due 11/15/07	10,000	9,862	10,478
United States Treasury Bond Dtd 02/15/86 9.25% Due 02/15/16	10,000	9,970	13,522
United States Treasury Bond Dtd 05/15/86 7.25% Due 05/15/16	10,000	9,838	11,562
United States Treasury Bond Dtd 02/15/91 7.88% Due 12/15/21	100,000	123,062	124,375
United States Treasury Bond Dtd 11/15/91 8.00% Due 11/15/21	20,000	20,197	25,306
United States Treasury Bond Dtd 11/15/92 7.62% Due 11/15/22	25,000	25,014	30,601
United States Treasury Note Dtd 05/15/92 7.50% Due 05/15/02	50,000	51,312	51,078
United States Treasury Note Dtd 08/15/92 6.38% Due 08/15/02	195,000	190,005	200,546
United States Treasury Note Dtd 02/16/93 6.25% Due 02/15/03	10,000	9,862	10,444
United States Treasury Note Dtd 08/16/93 5.75% Due 08/15/03	280,000	276,686	293,300
United States Treasury Note Dtd 02/15/94 5.88% Due 02/15/04	160,000	160,695	168,850
United States Treasury Note Dtd 11/15/94 7.88% Due 11/15/04	100,000	100,312	111,188
United States Treasury Note Dtd 05/15/95 6.50% Due 05/15/05	100,000	109,343	108,063
United States Treasury Note Dtd 08/15/95 6.50% Due 08/15/05	50,000	49,398	54,157
United States Treasury Note Dtd 11/15/95 5.88% Due 11/15/05	10,000	10,086	10,625
United States Treasury Note Dtd 02/15/96 5.62% Due 02/15/06	10,000	10,234	10,538
United States Treasury Note Dtd 10/115/96 6.50% Due 10/15/06	100,000	99,343	108,906

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

Description of Asset	Number or Par Value of Shares	Cost	Market
United States Treasury Note Dtd 02/28/97 6.25% Due 02/28/02	35,000	$ 34,839	$ 35,252
United States Treasury Note Dtd 03/31/97 6.62% Due 03/31/02	50,000	49,742	50,594
United States Treasury Note Dtd 04/30/97 6.62% Due 04/30/02	50,000	49,749	50,797
United States Treasury Note Dtd 06/02/97 6.50% Due 05/31/02	110,000	109,447	112,200
United States Treasury Note Dtd 07/31/97 6.00% Due 07/31/02	70,000	69,838	71,728
United States Treasury Note Dtd 08/15/97 6.12% Due 08/15/07	100,000	102,766	107,594
United States Treasury Note Dtd 09/30/97 5.88% Due 09/30/02	50,000	52,531	51,485
United States Treasury Note Dtd 10/31/97 5.75% Due 10/31/02	100,000	100,766	103,125
United States Treasury Note Dtd 05/15/98 5.62% Due 05/15/08	20,000	20,291	20,963
United States Treasury Note Dtd 06/30/98 5.38% Due 06/30/03	100,000	99,696	104,156
United States Treasury Note Dtd 02/16/99 4.75% Due 02/15/04	30,000	29,611	30,975
United States Treasury Note Dtd 05/15/99 5.25% Due 05/15/04	50,000	48,914	52,141
United States Treasury Note Dtd 08/16/99 6.00% Due 08/15/04	295,000	293,517	313,160
United States Treasury Note Dtd 01/31/00 6.38% Due 01/31/02	30,000	29,967	30,113
United States Treasury Note Dtd 02/15/00 6.50% Due 02/15/10	15,000	14,935	16,481
United States Treasury Note Dtd 02/29/00 6.50% Due 02/28/02	95,000	95,048	95,713
United States Treasury Note Dtd 01/02/01 5.12% Due 12/31/02	50,000	50,273	51,516
United States Treasury Note Dtd 02/28/01 4.62% Due 02/28/03	40,000	40,138	41,100
United States Treasury Note Dtd 04/30/01 4.00% Due 04/30/03	40,000	39,905	40,875
United States Treasury Note Dtd 07/31/01 3.88% Due 07/31/03	20,000	20,038	20,375
United States Treasury Note Dtd 10/31/01 2.75% Due 10/31/03	150,000	150,000	149,671
Total US Government and Government Agency Obligations		3,430,890	3,573,119
Other Investments			
Airlease Ltd	350	4,643	2,289
* Bank of America	200,000	200,000	200,000
Bank of Desoto NA	40,000	40,000	40,000
Bank One	100,000	100,000	100,000
Bank of Texas	555,122	555,122	555,122
Beal Bank	619,093	619,093	619,093
Cadbury Schweppes	400	10,000	10,152
Camden Property Tr	2,560	66,252	93,952
Capital One Federal Savings Bank	90,000	90,000	90,000
Charter One Bank	90,000	90,000	90,000
Comerica Bank	300,000	300,000	300,000
Compass Bank	100,000	100,000	100,000
Crescent Real Estate Equities	3,000	63,085	54,330
Developers Diversified Rlty Co	3,700	50,135	70,670
Equity Inns Inc	100	1,105	662
Felcor Lodging Tr Inc	2,000	45,300	46,780
First Bankers Trust & Savings Assn	20	12	-
Guaranty Federal	299,000	299,000	299,000
Heartland Industries, Inc	938	1,453	1,320
Key Bk USA NA	90,000	90,000	90,000
Lasalle National Bank	100,000	100,000	100,000
Legacy Bank	99,000	99,000	99,000
Mcn Mich Ltd Partnership	1,000	25,000	25,590
MCorp	400	4,016	-
Mercantile Bank And Trust	185,000	185,000	185,000
New Plan Excel Realty Trust Inc	1,400	32,239	26,670
North Dallas Bank & Trust	100,000	100,000	100,000
Northern Norder Partners L P	300	11,551	11,703
Post Pptys Inc	1,000	36,121	35,510

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

	Description of Asset	Number or Par Value of Shares	Cost	Market
	Provident Bank	100,000	$ 100,000	$ 100,000
	Providian National Bank	98,000	98,000	98,000
	Security-Connecticut Life Ins	1	79,519	79,519
	Suburban Propane Partners L P	100	2,049	2,618
	The Citizens Company Of Waco Tx	543	1	-
	U S Restaurant Properties Inc	3,000	52,048	43,740
	USAA Federal Savings Bank	16,599	16,599	16,599
	Vectra Bank	120,000	120,000	120,000
	Washington Mutual Bank	150,026	150,026	150,026
	Washington Real Estate Invt Tr	900	19,710	22,401
	Miscellaneous		27,406	27,406
*	Participant Loans -- 8.25% to 11.0%		-	37,989,094
	Total Other Investments		3,983,485	41,996,246
	Total		$ 3,886,793,421	$ 5,825,778,172

* Investments with parties-in-interest as defined under ERISA.